

September 25, 2012

Via E-mail
Martin Salinas, Jr.
Chief Financial Officer
Southern Union Company
5051 Westheimer Rd.
Houston, Texas 77056

> **Re:** **Southern Union Company**
> **Form 10-K/A for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 1-06407**

Dear Mr. Salinas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2011, filed April 30, 2012

Second Amended Bonus Plan, page 18

1. Please explain in greater detail how you calculated the annual incentive bonus for Messrs. Lindemann and Herschmann. For example, please provide the formula for calculating the quarterly incentive bonus awards and explain the factors considered by the compensation committee in exercising negative discretion. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Long-Term Incentive Awards, page 19

2.   Please describe the basis for and factors considered in determining the amounts of cash restricted stock unit awards granted to the named executive officers.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Condensed Consolidated Statements of Comprehensive Income (Loss), page 7

3.   Please tell us why there were no reclassifications from accumulated other comprehensive income into net income related to your interest rate hedges and pension plans during the successor period.

3. ETE merger and Pending Holdco Transaction, page 11

4.   We note that as part of the Energy Transfer Equity, L.P. ("ETE") merger, all awards of stock options and stock appreciation rights became vested and exercisable and converted to cash and that all restrictions on your restricted stock and restricted stock units lapsed/expired and converted into the right to receive cash and/or ETE shares. Please tell us how these transactions impacted your stand-alone financial statements, including whether or not any compensation expense was pushed down by ETE.

6. Debt Obligations, page 16

5.   Please tell us how you considered SAB Topic 5J in determining that no ETE debt should be pushed down to your financial statements.

Management's Discussions and Analysis of Financial Condition and Results of Operations, page 35

6.   We note that your results of operations discussion for the six months ended 2012 combines the results of the predecessor and successor companies. Please amend to remove your presentation of combined results for 2012 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2012. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the current year periods to pro forma results for prior periods where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations will be necessary in order to facilitate an understanding of

Martin Salinas, Jr.
Southern Union Company
September 25, 2012
Page 3

the basis of the information being discussed, unless those same statements are already included in the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief